EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2010	2009	2010	2009
Fixed Charges:
Interest expense	$153	$131	$306	$261
Capitalized interest	2	3	2	5
Portion of rental expense which represents interest factor	54	23	97	45

Total Fixed Charges	$209	$157	$405	$311

Earnings Available for Fixed Charges:
Pre-tax income	$320	$197	$310	$275
Distributed equity income of affiliated companies	16	5	17	5
Add: Fixed charges	209	157	405	311
Less: Capitalized interest	(2)	(3)	(2)	(5)
Less: Net income-noncontrolling interests	(9)	(7)	(17)	(14)

Total Earnings Available for Fixed Charges	$534	$349	$713	$572

Ratio of Earnings to Fixed Charges	2.56	2.22	1.76	1.84

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend:

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2010	2009	2010	2009
Fixed Charges:
Interest expense	$153	$131	$306	$261
Capitalized interest	2	3	2	5
Portion of rental expense which represents interest factor	54	23	97	45

Total Fixed Charges before preferred stock dividends pre-tax income requirements	$209	$157	$405	$311
Preferred stock dividends pre-tax income requirements	10	—	16	—

Total Combined Fixed Charges and Preferred Stock Dividends	219	157	421	311

66	Xerox 2010 Form 10-Q

EXHIBIT 12

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Earnings Available for Fixed Charges:
Pre-tax income	$320	$197	$310	$275
Distributed equity income of affiliated companies	16	5	17	5
Add: Fixed charges before preferred stock dividends	209	157	405	311
Less: Capitalized interest	(2)	(3)	(2)	(5)
Less: Net income-noncontrolling interests	(9)	(7)	(17)	(14)

Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$534	$349	$713	$572

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.44	2.22	1.69	1.84

67	Xerox 2010 Form 10-Q